Consent of Independent Registered Public Accounting Firm

Management of the Trust’s Sponsor

GraniteShares Platinum Trust

We consent to the incorporation by reference in the registration statement (No. 333-221325) on Form 10-K of GraniteShares Platinum Trust of our report dated August 20, 2019, with respect to the statement of assets and liabilities of GraniteShares Platinum Trust, including the schedule of investments, as of June 30, 2019 and June 30, 2018, and the related statements of operations and changes in net assets for the year ended June 30, 2019 and for the period from January 11, 2018 (commencement of operations) to June 30, 2018, and the related notes (collectively, the “financial statements”) and financial highlights for the year ended June 30, 2019 and for the period from January 11, 2018  to June 30, 2018, which report appears in the June 30, 2019 annual report on Form 10-K of GraniteShares Platinum Trust.

/s/ KPMG LLP

New York, New York
August 20, 2019